VIA EDGAR

October 28, 2019

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, NE

Washington, D.C. 20549

Attn: Susan Block and John Dana Brown

Re:	Pony Group Inc.
Draft Registration Statement on Form S-1 Submitted August 5, 2019 CIK No.0001784058

Ladies and Gentlemen:

On behalf of our client Pony Group Inc. (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on August 29, 2019, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on August 5, 2019 (the “Draft Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in an amended Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this response letter.

Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.	In the second paragraph in this section, please also include your net losses for the 2017 and 2018 fiscal year ends. Please also include your revenues and net loss for the interim stub.

In response to the Staff’s comment, we have revised our Draft Registration Statement to include our net losses for the 2017 and 2018 fiscal year ends as well as our revenues and net loss for the interim stub.

Risk Factors

We rely on other third-party service providers, page 7

2.	We note your disclosure regarding reliance on third-party service providers. Please file any material contracts with third-party service providers, or advise.

In response to the Staff’s comment, we have filed transportation service agreements with Hong Kong Wanjin Industry Co., Limited and Yahong Business Limited as exhibits 10.1 and 10.2, respectively.

Attn: Susan Block and John Dana Brown

October 28, 2019

We must remit the offering proceeds to China, page 14

3.	We note your disclosure here and in the Use of Proceeds that you plan to remit the proceeds to China but that Chinese regulations may delay or prevent the remittance. Please expand to briefly explain the steps required to use the offering proceeds to fund operations in China.

In response to the Staff’s comment, we have revised our Draft Registration Statement to expand our discussion in connection with the steps required to use the offering proceeds to fund operations in China.

Business

Overview, page 30

4.	Please briefly expand to explain how you partner with car fleet companies. For instance, please explain the steps you take to match the traveler with the driver. Please also explain how you generate revenue.

In response to the Staff’s comment, we have revised our Draft Registration Statement to expand to explain how we partner with car fleet companies under both “Overview” on page 33 and “The Pony Solution” on page 34.

Corporate History and Structure, page 30

5.	Please include another diagram to illustrate your corporate structure after the offering, assuming all the shares are sold.

In response to the Staff’s comment, we have revised our Draft Registration Statement to include another diagram to illustrate our corporate structure after the offering, assuming all the shares are sold.

6.	Please tell us whether your corporate structure uses any contractual agreements as opposed to equity ownership. If that is the case file any such agreements as exhibits to your registration statement and provide disclosure about them.

We acknowledge the Staff’s comment and respectfully advise the Staff that our corporate structure does not use any contractual agreements.

Regulations Relating to Foreign Investment

The Guidance Catalog for Foreign Investments, page 34

7.	Please disclose what category your business is currently classified as, or advise.

In response to the Staff’s comment, we have revised our Draft Registration Statement to disclose what category our business is currently classified as.

Attn: Susan Block and John Dana Brown

October 28, 2019

General

8.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We acknowledge the Staff’s comment and respectfully advise the Staff that, we currently do not have any written communications that have been presented to potential investors in reliance on Section 5(d) of the Securities Act. If any such materials are used in the future in connection with the offering, we will provide copies of such materials supplementally.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact our counsel at rasnlow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Wenxian Fan
Wenxian Fan

cc:	Richard I. Anslow
Ellenoff Grossman & Schole LLP